Hogan Lovells US LLP Harbor East 100 International Drive Suite 2000 Baltimore, MD 21202 T +1 410 659 2700 F +1 410 659 2701 www.hoganlovells.com

July 18, 2018

BY EDGAR

Ms. Irene Paik
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Rexahn Pharmaceuticals, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 9, 2018
File No. 001-34079

Dear Ms. Paik:

On behalf of Rexahn Pharmaceuticals, Inc. (the “Company”), this letter responds to a comment made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s above referenced Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”) in the Staff’s letter dated July 13, 2018.

Set forth below is the Staff’s comment in italic type, followed by the response submitted on behalf of the Company.

Proposal 1: Approval of an Amendment to the Company's Amended and Restated Certificate of Incorporation..., page 8

1.
We note that if the shareholders approve the proposed amendment, the Board may cause the issuance of the additional shares of Common Stock without further approval. Please revise your proxy statement to affirmatively disclose whether you have any specific plans, arrangements, understandings, etc. at this time to issue any of the newly authorized shares. If such plans exist, please disclose all material information regarding the issuance.

In response to the Staff's comment, the Company will revise the first sentence in the third paragraph on page 8 under “Proposal 1: Approval of an Amendment to the Company’s Amended and Restated Certificate of Incorporation to Increase the Number of Authorized Shares of Common Stock from 50,000,000 to 75,000,000” in its Definitive Proxy Statement on Schedule 14A to read as follows (marked to show changes):

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia.  “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in:  Alicante   Amsterdam   Baltimore   Beijing   Birmingham   Boston   Brussels   Colorado Springs   Denver   Dubai   Dusseldorf   Frankfurt   Hamburg   Hanoi   Ho Chi Minh City   Hong Kong   Houston   Johannesburg   London   Los Angeles   Luxembourg   Madrid   Mexico City   Miami   Milan   Minneapolis   Monterrey   Moscow   Munich   New York   Northern Virginia   Paris   Perth   Philadelphia   Rio de Janeiro   Rome   San Francisco   São Paulo   Shanghai   Silicon Valley   Singapore   Sydney   Tokyo   Warsaw   Washington DC   Associated offices: Budapest   Jakarta   Shanghai FTZ   Ulaanbaatar   Zagreb.  Business Service Centers:  Johannesburg   Louisville.  For more information see www.hoganlovells.com

Although at present there are no specific plans, arrangements or understandings to issue any of the newly authorized shares, the ~~The~~ Board of Directors believes an increase in the number of authorized shares of Common Stock is necessary because the availability of additional authorized but unissued shares will provide us with greater flexibility in considering actions that may be desirable or necessary to accomplish our business objectives and that involve the issuance of our Common Stock. An increase in the number of authorized shares would allow us to issue Common Stock for a variety of corporate purposes, such as raising additional capital, without the delay associated with soliciting shareholder approval and convening a special meeting of shareholders.

Thank you for your attention to this letter.  If you have any questions with respect to the foregoing, please contact the undersigned at (410) 659-2778.  The Company would appreciate the Staff’s expeditious review of the Company’s Preliminary Proxy Statement.  The Company expects to file its Definitive Proxy Statement on or about July 23, 2018.

Very truly yours,

/s/ William I. Intner

William I. Intner

cc:	Erin K. Jaskot, SEC Staff
Douglas J. Swirsky, Rexahn Pharmaceuticals, Inc.